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EXHIBIT 99.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007		2008	2007
	(dollars in millions)
Earnings, including interest on deposits(1):
Income (loss) before income taxes	$(5,534)	$1,240		$(7,529)	$2,479
Fixed charges	1,945	2,756		4,401	5,726

	$(3,589)	$3,996		$(3,128)	$8,205

Preferred dividend requirement	$71 (2)	$8		$136 (2)	$15
Ratio of income (loss) before income taxes to net income (loss)	N/M	1.49		N/M	1.54

Preferred dividends	$71	$12	(3)	$136	$23	(3)

Fixed charges(1)(4):
Interest expense	$1,906	$2,714		$4,321	$5,641
Estimated interest component of net rental expense	39	42		80	85

	1,945	2,756		4,401	5,726

Fixed charges and preferred dividends	$2,016	$2,768		$4,537	$5,749

Ratio of earnings to fixed charges and preferred dividends	*	1.44		*	1.43

Earnings, excluding interest on deposits(1):
Income (loss) before income taxes	$(5,534)	$1,240		$(7,529)	$2,479
Fixed charges	830	1,033		1,958	2,231

	$(4,704)	$2,273		$(5,571)	$4,710

Preferred dividends	$71	$12	(3)	$136	$23	(3)

Fixed charges(1)(4):
Interest expense	$1,906	$2,714		$4,321	$5,641
Less: Interest on deposits	(1,115)	(1,723)		(2,443)	(3,495)
Estimated interest component of net rental expense	39	42		80	85

	830	1,033		1,958	2,231

Fixed charges and preferred dividends	$901	$1,045		$2,094	$2,254

Ratio of earnings to fixed charges and preferred dividends	*	2.18		*	2.09

N/M = Not meaningful

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
Excludes a $3.29 billion one-time, non-cash dividend recorded in the second quarter of 2008 resulting from the beneficial conversion feature of the Series S and Series T Contingently Convertible Perpetual Non-cumulative Preferred Stock.
(3)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(4)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.
*
The earnings for the three and six months ended June 30, 2008 were inadequate to cover total fixed charges and preferred dividends. The deficiencies in coverage for the periods were $5.61 billion and $7.67 billion.

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  EXHIBIT 99.2